UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

CARLISLE HOLDINGS LIMITED

(Translation of registrant’s name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date:	August 2, 2004	By:	/s/ P.T. OSBORNE
Philip T. Osborne Company Secretary

2

Press Release
Carlisle Holdings Limited

FOR IMMEDIATE RELEASE

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE

FIRST QUARTER ENDED JUNE 30, 2004

Belize City, Belize, July 30, 2004 — Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $337.8m (2003 — $277.0m) and net income of $10.3m (2003 — $10.0m) for the quarter ended June 30, 2004, the first quarter of fiscal 2005.

Earnings per share from continuing operations for the quarter ended June 30, 2004 was $0.17 (2003 – $0.15).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

“OneSource continues to meet its targets and achieved modest organic growth during the first quarter. Both customer retention and new business development programs are firmly in place and the company should benefit later this year when market conditions improve.

“UK Facilities Services is performing to expectations in cleaning and related services and looks forward to increased opportunities to provide retail merchandising services.

“The market for Staffing Services is still experiencing margin pressure but we are confident about growth opportunities in our niche markets. The addition of Professional Staff has given us exposure to the recently improved market conditions in the technology sector.

“Controlling costs and improving efficiency remain a high priority in all divisions.”

First Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $232.2m for the quarter ended June 30, 2004 (2003 — $224.3m). Operating income for the quarter ended June 30, 2004 amounted to $2.2m (2003 — $1.8m).

OneSource met earnings expectations for the first quarter of the fiscal year. Strong emphasis on customer retention programs and continued focused new business development efforts provided incremental organic growth of one percent in the first quarter, despite challenging market conditions.

While commercial real estate and related markets anticipate more favorable market conditions in the US, these improvements are likely to be gradual and the company is experiencing some delays in major contract awards.

In the UK, Facilities Services business revenues remained stable compared with the prior year and the company met earnings expectations. Retail merchandising operations continued to invest in anticipation of planned future new business in the Food & DIY environments.

In both the US and the UK, management maintains a keen focus on creating higher efficiencies in both back-office and service delivery environments, allowing the facilities services businesses to continue to provide high quality services at competitive rates.

Staffing Services

Carlisle Staffing Services reported revenue of $105.6m (2003 — $52.7m) for the quarter ended June 30, 2004. Operating income for the quarter ended June 30, 2004 was $1.6m (2003 — $1.3m).

Previously won managed human resourcing contracts as well as a stronger quarter for permanent placements resulted in better quarter on quarter performance. The revenue of Professional Staff, which is included from April 1, 2004, showed strong year on year growth and was boosted by a pickup in staffing levels in the technology sector.

The quarter also saw the successful win of an important three-year contract to provide qualified staff to run clinical trials and analyze biomedical data for a major pharmaceutical company. This contract will contribute to revenues starting in the second quarter and will help offset the seasonal downturn in the Education sector during the summer vacations.

The Division continues to invest in growth sectors where staffing activity levels are increasing. At the same time, control of SG&A costs remains a top priority to ensure ongoing improvement in productivity. As Professional Staff is integrated into Carlisle Staffing Services, management expects some consolidation of administrative and operational functions and will seek to fully leverage best practices at both organizations to further improve performance.

Financial Services

Financial Services reported another good performance for the quarter ended June 30, 2004. Operating income from Financial Services increased 3% to $7.3m (2003 $7.1m). The results reflect a 2% increase in net income, driven by a 21% increase in the average loan portfolio offset by a decreased interest margin.

Dividend

The directors of Carlisle Holdings Limited (“Carlisle”) announce a dividend which, subject to fulfilment of the condition described below, it intends will be payable to all holders of those Carlisle ordinary shares (“Carlisle Shares”) which are entitled to receive dividends at 4:30pm New York Time on August 9, 2004, the record date for the dividend. This dividend will be satisfied by the transfer of Carlisle’s entire shareholding in its wholly-owned subsidiary Seashell Group Limited (“Seashell”) to qualifying holders of Carlisle Shares. Seashell is a company incorporated in Belize under the International Business Companies Act with an issued share capital of £5 million divided into 10 million shares of £0.50 each.

Accordingly and except as provided below, a holder of Carlisle Shares on the record date will receive approximately 16.55 shares in Seashell for each 100 Carlisle Shares held by him. Exact entitlements will be calculated by reference to the number of Carlisle Shares entitled to receive dividends at 4:30pm New York Time on August 9, 2004 and fractional entitlements will be ignored. Fractions will be aggregated and the shares in Seashell will be sold to placees outside the United States procured by Carlisle with the proceeds being retained by Carlisle.

Carlisle shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States) will not receive shares in Seashell and will receive, by reference to the issued share capital of Carlisle as at today’s date, approximately $15.08 for each 100 Carlisle Shares registered in his name (being the US dollar equivalent of the UK sterling value of the shares in Seashell to which he would otherwise have been entitled, calculated by reference to the closing middle market spot price for UK sterling to US dollar exchange rate on July 28, 2004 as published in the Financial Times (UK edition) on July 29, 2004).

Exact entitlements will be calculated by reference to the number of shares in Carlisle entitled to receive dividends at 4:30pm New York Time on August 9, 2004 and the closing middle market spot price for UK sterling to US dollar exchange rate also as at that date. The shares in Seashell which such Carlisle shareholders would otherwise have received will be sold to placees outside the United States procured by Carlisle with the proceeds being retained by Carlisle.

Application will be made for the admission of the shares in Seashell to trading on the Alternative Investment Market of the London Stock Exchange (“AIM”) and the payment of the dividend is conditional on admission of the shares in Seashell to AIM. The directors of Seashell include Lord Ashcroft KCMG, Mr. David Hammond, Mr. Philip Osborne and Mr. Philip Johnson, all directors or officers of Carlisle. It is currently intended that following its admission to AIM, Seashell will invest in either a publicly traded or private company which is under-performing and by influencing the management and strategic direction of that company will seek to create value for the shareholders of Seashell. No such investment has yet been identified.

Carlisle shareholders will shortly be sent a letter explaining the proposed dividend, including details of their entitlements, and Carlisle shareholders who will receive shares in Seashell will also be sent its admission document produced in connection with its proposed application for admission to AIM. These documents will be despatched to shareholders on the register on the record date. The shares in Seashell are expected to be admitted to trading on or around August 31, 2004 and shareholders will receive their shares in Seashell or their cash entitlement shortly thereafter.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. Carlisle Facilities Services is a national provider for a broad range of people-dominated facilities services (specializing in the industry sectors of Retail, Transport and Public Sector). Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services, Scientific and Telecoms/Technology and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of over 7,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services.

Forward Looking Statements

Certain statements in this press release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle’s services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle’s businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group	Makinson Cowell
770-308-5566	212-994-9044

Note: This and other press releases are available at the Company’s web site: http://www.carlisleholdings.com.

Carlisle Holdings Limited

Financial Information

Summarized Consolidated Statements of Income (unaudited)

US dollars in millions except per share data

	3 months ended June 30, 2004	3 months ended June 30, 2003
Net sales
Facilities Services	232.2	224.3
Staffing Services	105.6	52.7
Total net sales	337.8	277.0
Operating income
Facilities Services	2.2	1.8
Staffing Services	1.6	1.3
Financial Services	7.3	7.1
Corporate overheads	(1.1)	(1.1)
Total operating income	10.0	9.1
Associates	1.2	1.1
Net interest expense	(0.3)	(1.0)
Income before income taxes	10.9	9.2
Income taxes	(0.3)	(0.4)
Income after income taxes	10.6	8.8
Minority interests	(0.3)	(0.2)
Income from continuing operations	10.3	8.6
Income from discontinued operations	—	1.4
Net income	10.3	10.0
Earnings per ordinary share:
Basic and diluted:
Continuing operations	$0.17	$0.15
Discontinued operations	—	$0.02
Net income	$0.17	$0.17
Number of shares – basic	60.3m	59.4m
Number of shares – diluted	60.8m	59.5m

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